February 20, 2007

Patrick Gilmore

Staff Accountant
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, DC 20549

Re:

Global Entertainment Equities/Holdings Inc.

Item 4.01 Form 8-K

Filed January 9, 2007

File No. 000-27637

Dear Mr. Gilmore:

Attached are the Company’s responses to the comments raised by the Staff of the Division of Corporation Finance by letter dated February 6, 2007 (the “Comment Letter”).  The numbered staff comment from the Comment Letter followed by the Company’s response is set forth below:

1.  Please amend your Form 8-K to include a letter from your former accountant, indicating whether or not they agree with your disclosures in the Form 8-K.

The requested letter has been attached to our Form 8-K/A as Exhibit 16.1.

In addition, the Company acknowledges that:

•

the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If any member of the Staff has any questions, please do not hesitate to contact the undersigned at 305-993-1337 or 786-371-4600 or 310-652-5400.

Very truly yours,

/s/ David Dadon

David Dadon